Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus J. Williams 206.757.8170 tel 206.757.7170 fax marcwilliams@dwt.com

August 9, 2011

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

Attention:	Mr. David Lin Mr. Todd K. Schiffman

Re:	HomeStreet, Inc. Registration Statement on Form S-1 and Form S-1/A Filed May 6, 2011, as amended on May 19, 2011, June 20, 2011, July 8, 2011, July 25, 2011 and August 9, 2011 File No. 333-173980

On behalf of our client HomeStreet, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated August 1, 2011, regarding the above-referenced Registration Statement on Form S-1. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response.

Amendment No. 4 to Registration Statement on Form S-1

Underwriting

Directed Share Program, page 224

Staff Comment No. 1: We note that the underwriters have reserved approximately ten percent of the shares for sale directly to certain of your officers, directors, employees and shareholders, or their affiliates. Please consider adding a risk factor to disclose the risk to your shareholders of the subsequent increase in shares in the market at the expiration of the lock-up period.

Securities and Exchange Commission

RESPONSE: The Company has considered and discussed this comment with its advisors. We would respectfully submit that the shares to be issued in the directed share program, other than an immaterial number of shares to be issued to executive officers, directors and existing shareholders, will not be subject to lockup or market standoff restrictions, and accordingly we believe such a disclosure would be inappropriate in this circumstance.

Exhibits

Staff Comment No. 2. Please file any outstanding exhibits with your next amendment. They are subject to the staff’s review and we will need time to conduct that review.

RESPONSE: The Company has filed all outstanding exhibits simultaneously herewith on Amendment No. 5 to the Registration Statement on Form S-1 with the exception of Exhibit 5.1, which we will file prior to effectiveness. A form of that exhibit has been provided previously to the Commission for its review.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

cc:	Mark K. Mason

Godfrey B. Evans

John C. Grosvenor

Matthew S. O’Laughlin